SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
Commission File Number 1-12668
NOTIFICATION OF LATE FILING

Check One:
[ ] Form 10-K and Form 10-KSB	[ ] Form 11-K	[ ] Form 20-F
[X] Form 10-Q and Form 10-QSB	[ ] Form N-SAR


For Period Ended:          June 30, 1996

[   ]	Transition Report on Form 10-K		[   ]	Transition Report on Form 10-Q
[   ]	Transition Report on Form 20-F		[   ]	Transition Report on Form N-SAR
[   ]	Transition Report on Form 11-K

For the Transition Period Ended:
_________________________________________________________________

	Read attached instruction sheet before preparing form. Please print or type.

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________
______________________________________________________________________________

Part I. Registrant Information

Full name of registrant                   Holly Products, Inc.
Former name if applicable
__________________________________________________________________________

                200 Monument Road, Suite 10
Address of principal executive office (Street and number)

Bala Cynwyd, Pennsylvania 19004             	City, State and Zip Code

Part II. Rule 12b-25 (b) and (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

(Check appropriate box.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on
        Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
        or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25
         (c) has been attached if applicable.


Part III. Narrative

	State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

	Due to devotion of management's time to refinance and restructure one of its subsidiaries, the Registrant will be unable to timely file its Form 10-QSB by
August 14, 1996, without unreasonable effort and expense.

Part IV. Other Information

	(1)	Name and telephone number of person to contact in regard to this notification

   William H. Patrowicz   610             617-0400
  (Name)                 (Area Code)     (Telephone Number)

	(2)	Have all other periodic reports required under Section 13 or 15 (d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                 [X] Yes		[  ] No

	(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                 [X] Yes		[  ] No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	The Company anticipates reporting a minimal loss compared to a significant loss for the prior year period. An estimate of the loss cannot be made because since the time of the previous corresponding period for the last fiscal year, the Company has liquidated one of its subsidiaries and restructured another.
Two separate accounting firms are still in the process of assisting the Company in tabulating results.



                           Holly Products, Inc.
               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     August 14, 1996                  By:     /s/ William H. Patrowicz
                                                       President

	Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.